767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

September 3, 2021

VIA EDGAR TRANSMISSION

Ms. Asia Timmons-Pierce

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street NE

Washington, D.C. 20549

Re:	First Light Acquisition Group, Inc.

Registration Statement on Form S-1

Filed August 24, 2021

File No. 333-259038

Dear Ms. Timmons-Pierce:

On behalf of our client, First Light Acquisition Group, Inc. (“FLAG”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 30, 2021, relating to the Registration Statement on Form S-1 (as amended, the “Registration Statement”) filed with the Commission on August 24, 2021. In connection with these responses, FLAG is filing, electronically via EDGAR to the Commission, a revised Registration Statement (the “Amended Registration Statement”) on the date of this response letter.

For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the response to such comment. In addition, unless otherwise indicated, all references to page numbers in such response are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amended Registration Statement.

Securities and Exchange Commission

September 3, 2021

Registration Statement on Form S-1

General

1.

Comment: Please ensure that your disclosures on pages 90 and 207 are consistent with the scope of your provision in Article XII of your amended and restated certificate of incorporation. In that regard, we note on page 90 you state that the Court of Chancery and the federal district court for the District of Delaware shall concurrently be the sole and exclusive forums for claims arising under Securities Act. We also note that on page 207 you state that your exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or the Securities Act.

The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on pages 90 and 208 of the Amended Registration Statement.

[Remainder of Page Intentionally Left Blank]

Securities and Exchange Commission

September 3, 2021

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8524 or by e-mail at frederick.green@weil.com.

Sincerely yours,
/s/ Frederick S. Green
Frederick S. Green

cc:	William J. Weber

Chief Executive Officer

First Light Acquisition Group, Inc.

Alexander D. Lynch

Partner

Weil, Gotshal & Manges LLP